BIT DIGITAL, INC.

33 Irving Place

New York, New York 10013

April 20, 2022

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Attention: Tonya K. Aldave

Re:	Bit Digital, Inc.
Registration Statement on Form F-3/A Filed March 31, 2022 / File No. 333-257934

Dear Ladies and Gentlemen:

Bit Digital, Inc. (the “Company”) is hereby submitting to the staff (the “Staff”) of the Securities and Exchange Commission this letter setting forth the Company’s response to comments contained in the Staff’s letter dated April 4, 2022 (the “Comment Letter”). Concurrently with the submission of this letter, we are submitting an amended Registration Statement (the “Amendment”) on this date reflecting the Company’s response to the Comment Letter. Set forth below is the Company’s response to comment in the Comment Letter, which comment is repeated below for ease of reference.

Amendment No. 3 to Registration Statement on Form F-3

Risk Factors, page 17

1.	To the extent that any of your officers and directors are located in China or Hong Kong, please add a risk factor that addresses the difficulty of bringing actions against these individuals and enforcing judgments against them. In this regard, we note your disclosure in the last paragraph in your Enforceability of Civil Liabilities section on page 59.

Response: The Company respectfully advises that, in light of this comment, the Company has revised its disclosure on the cover page of the Prospectus; and under the heading “Risk Factors - You may experience difficulties in effecting service of legal process and enforcing judgments against us and our management, and the ability of U.S. authorities to bring actions abroad” on page 57; and on the Prospectus Supplement cover page.

If you have any questions regarding the Amendment, please contact our securities counsel, Elliot H. Lutzker, at (646) 428-3210.

Very truly yours,

BIT DIGITAL, INC.

	By:	/s/ Erke Huang
Erke Huang
cc:	Elliot H. Lutzker, Esq. John J. Hart, Esq. Mark D. Wood, Esq. Alyse Sagalchik, Esq.